Exhibit 99.4

Béatrice EHLERS
NOTAIRE

STATUTS

de

AC Immune SA
(AC Immune AG)
(AC Immune Ltd)

société anonyme
ayant son siège à Ecublens (Vaud)

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11 juin 2026

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ARTICLES OF ASSOCIATION	STATUTS
ARTICLES OF ASSOCIATION **of** **AC Immune SA** **(AC Immune AG)** **(AC Immune Ltd)** **with registered office in** **Ecublens (VD)** The French version of these Articles of Association shall prevail.	**STATUTS** **de** **AC Immune SA** **(AC Immune AG)** **(AC Immune Ltd)** **avec siège à** **Ecublens (VD)** La version française de ces statuts fait foi.
I. CORPORATE NAME, PRINCIPAL OFFICE, DURATION AND PURPOSE OF THE COMPANY	**I. RAISON SOCIALE, SIÈGE, DURÉE ET BUT DE LA SOCIÉTÉ**
Art. 1 Corporate Name and Duration Under the name AC Immune SA (AC Immune AG) (AC Immune Ltd) there exists a company pursuant to the provisions of Articles 620 *et seq.* of the Swiss Code of Obligations (CO) with registered office in Ecublens (VD). The duration of the Company is unlimited.	**Art. 1 Raison sociale et durée** Sous la raison sociale AC Immune SA (AC Immune AG) (AC Immune Ltd) il existe une société conformément aux articles 620 ss. du Code des Obligations suisse (CO) ayant son siège à Ecublens (VD). La durée de la société est illimitée.
Art. 2 Purpose [1] The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of products and substances within the pharmaceutical and nutrition industry as well as the purchase, sale and exploitation of patents and licenses in this field.	**Art. 2 But** [1] Le but de la société est la recherche, les études, le développement, la fabrication, la promotion, la vente et le marketing des produits et des substances au sein de l'industrie pharmaceutique et de la nutrition ainsi que l'achat, la vente et l'exploitation de brevets et de licences dans ce domaine.
[2] The Company may engage in any activities which are apt to favor the purpose of the Company directly or indirectly. The Company may also acquire and sell real estate.	[2] La société peut se livrer à des activités qui sont de nature à favoriser directement ou indirectement le but de la société. La société peut également acquérir et vendre des biens immobiliers.

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3 The Company may open branch offices in Switzerland and abroad and may also acquire participations in other companies.	3 La société peut ouvrir des succursales en Suisse et à l'étranger et peut également acquérir des participations dans d'autres sociétés.
4 The Company may provide securities to its subsidiaries and supply guarantees.	4 La société peut fournir des titres à ses filiales et des garanties d'approvisionnement.
II. SHARE CAPITAL AND SHARES	**II. CAPITAL-ACTIONS ET ACTIONS**
Art. 3 Share Capital and Shares 1 The Share Capital of the Company is CHF 2,202,018.50. It is divided into 110,100,925 registered shares with a nominal value of CHF 0.02 each, fully paid-in.	**Art. 3 Capital-actions et actions** 1 Le capital-actions de la société se monte à CHF 2'202'018.50. Il est divisé en 110'100'925 actions nominatives d'une valeur nominale de CHF 0.02 chacune, entièrement libérées..
2 According to the contribution in kind agreement dated October 12th, 2021, the Company acquires from Affiris AG (FN 240538), a company incorporated under Austrian law with its registered office in Vienna (Austria), the rights related to patents, patent applications, trademarks and know-how. This contribution is made and accepted for the price of USD 53,702,500.--, and paid by the delivery to the contributor of a total of 6,501,513 fully paid up registered shares of the Company with a nominal value of CHF 0.02 each.	2 Selon contrat d'apport du 12 octobre 2021, la société acquiert de Affiris AG (FN 240538), société de droit autrichien ayant son siège à Vienne (Autriche) les droits liés à des brevets, dépôts de brevets, marques et savoir-faire. Cet apport est fait et accepté pour le prix de USD 53'702'500.--, et payé par la remise à l'apporteur d'un total de 6'501'513 actions nominatives de la société d'une valeur nominale de CHF 0.02 chacune, entièrement libérées.
Art. 3a Capital Band	**Art. 3a Marge de fluctuation**
1 The Company has a capital band ranging from CHF 2,202,018.50 corresponding to 110,100,925 registered shares with a par value of CHF 0.02 each, to be fully paid up (lower limit) to CHF 2,862,500.00, corresponding to 143,125,000 registered shares with a par value of CHF 0.02, each to be fully paid up (upper limit). The Board of Directors is authorized to conduct one or several increases and/or reductions of the share capital within the capital band at any time until 11 June 2031. An increase of the share capital (i) by means of an offering	1 La société a une marge de fluctuation entre CHF 2'202'018.50, correspondant à 110'100'925 actions nominatives d'une valeur nominale de CHF 0.02 chacune, à libérer entièrement (limite inférieure) et CHF 2'862'500.--, correspondant à 143'125'000 actions nominatives d'une valeur nominale de CHF 0.02 chacune, à libérer entièrement (limite supérieure). Le conseil d'administration est autorisé à procéder à une ou plusieurs augmentations et/ou réductions du capital-actions, dans les limites de la marge de fluctuation, en tout

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underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts, shall also be permissible.	temps jusqu'au 11 juin 2031. Une augmentation de capital (i) par souscription d'actions par une institution financière, un syndicat ou un tiers ou des tiers, suivie par une souscription d'actions par les actionnaires de la société alors existants et (ii) par montants partiels, est également autorisée.
[2] In case of a capital increase, the following applies: i. The Board of Directors shall determine the amount of share capital to be issued, the date of the issuance, the issue price, the manner in which the new registered shares have to be paid up (including cash contributions, contributions in kind, set-off and conversion of freely usable reserves, including retained earnings, into share capital), the date from which the registered shares carry the right to dividends, the conditions for the exercise of the pre-emptive rights and the allotment of pre-emptive rights that have not been exercised. The Board of Directors is authorized to restrict or to prohibit trading in the pre-emptive rights to the new shares. The Board of Directors may allow the pre-emptive rights that have not been exercised to expire, or it may place with third parties such rights or registered shares, the pre-emptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company. ii. The Board of Directors is authorized to withdraw or limit the pre-emptive rights of the shareholders wholly or in part and to allot them to individual shareholders or third parties: a) if the issue price of the new registered shares is determined by reference to the market price (with a customary discount); or b) if the new registered shares are used for the acquisition of an enterprise, part of an	[2] En cas d'augmentation du capital, les règles suivantes s'appliquent : i. Le conseil d'administration détermine le montant de capital-actions à émettre, la date d'émission, le prix d'émission, la manière de libérer les nouvelles actions nominatives (y compris la libération en espèces, la libération par apports en nature, par compensation et par conversion des réserves librement disponibles, y compris les bénéfices non distribués en capital-actions), la date à partir de laquelle les actions nominatives donnent droit à un dividende, les conditions pour l'exercice des droits de souscription préférentiels et l'attribution des droits de souscription préférentiels qui n'ont pas été exercés. Le conseil d'administration peut restreindre ou interdire les transactions de droits de souscription préférentiels. Le conseil d'administration peut autoriser que des droits de souscription préférentiels qui n'ont pas été exercés expirent ou attribuer à des tiers ces droits ou actions nominatives, dont les droits de souscription préférentiels n'ont pas été exercés, aux conditions du marché ou les utiliser autrement dans l'intérêt de la société. ii. Le conseil d'administration est autorisé à supprimer ou à limiter les droits préférentiels de souscription des actionnaires, en tout ou en partie, et à les attribuer à des actionnaires individuels ou des tiers : a) si le prix d'émission des nouvelles actions nominatives est déterminé avec une référence au prix de marché (avec un rabais usuel); ou b) si les nouvelles actions sont utilisées pour l'acquisition d'une entreprise, part d'entre-

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enterprise or participations, or for the financing or refinancing of any of such acquisition, for the conversion of loans or claims into shares, for the financing of new investment projects undertaken by the Company, the acquisition or financing of products, intellectual property or licenses, or the financing of strategic initiatives undertaken, or in the event of share placement for the financing or refinancing of such placement; or c) if the new registered shares are issued for raising of equity capital (including private placements) in a fast and flexible manner where such raising of capital would be difficult or would only be possible at less favorable conditions without the exclusion or restriction of the statutory pre-emptive right of the existing shareholders; or d) if the new registered shares are used either to extend the shareholder base, to increase the free float or for investment by strategic partners; or e) for the participation of Members of the Board of Directors, Members of the Executive Management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, whereby increases of the share capital are only admissible up to 5% of the share capital entered in the commercial register at the time of the respective resolution; or f) for other important reasons in the sense of art. 652b para. 2 CO.	prise ou participation, ou pour le financement ou le refinancement de ladite acquisition, pour la conversion de prêts ou créances en actions, pour le financement de nouveaux projets d'investissement entrepris par la société, l'acquisition ou financement de produits, de propriété intellectuelle ou de licences, ou le financement d'initiatives stratégiques entreprises, ou en cas de placement d'actions pour le financement ou le refinancement dudit placement; ou c) si les actions nouvelles sont émises pour lever du capital-actions (y compris des placements privés) dans un délai rapide et de manière flexible où une telle levée de fonds serait difficile ou ne serait que possible à des conditions moins favorables sans l'exclusion ou la restriction du droit de souscription préférentiel statutaire des actionnaires existants ; ou d) si les nouvelles actions nominatives sont utilisées soit pour augmenter la base de l'actionnariat pour augmenter la part du capital flottant libre, soit pour l'investissement de partenaires stratégiques ; ou e) pour la participation de membres du conseil d'administration, de membres du comité exécutif, d'employés, de co-contractants, de consultants ou d'autres personnes accomplissant des services pour le compte de la société ou d'une société du groupe, pour autant que les augmentations du capital-actions ne sont admises jusqu'à concurrence de 5% du capital-actions enregistré au registre du commerce au moment de la résolution en question ; ou f) pour d'autres motifs importants au sens de l'art. 652b al 2 CO.
[3] The subscription to and acquisition of new registered shares and any subsequent transfers of their ownership shall be subject to the restrictions specified in Article 4 of the Articles of Association.	[3] La souscription et l'acquisition de nouvelles actions nominatives et le transfert ultérieur de leur propriété sont soumis aux restrictions prévues à l'article 4 des statuts.
[4] Capital reductions may be performed both by reducing the par value of the shares and by cancelling shares. In case of a reduction	[4] Les réductions de capital peuvent être réalisées par la réduction de la valeur nominale des actions ainsi que par leur

5 of the par value, the Board of Directors shall adapt all provisions of the Articles of Association relating to the par value of the shares as well as the number of shares with a new nominal value corresponding to the fixed upper and lower limits of the capital band as per art. 3a para. 1 accordingly. annulation. En cas de la réduction de la valeur nominale, le conseil d'administration adaptera en conséquence toutes les clauses des statuts relatives à la valeur nominale des actions ainsi qu'au nombre d'actions, avec une nouvelle valeur nominale correspondant aux limites supérieure et inférieure fixées pour la marge de fluctuation conformément à l'art. 3a alinéa 1. 5 In case of a capital reduction within the capital band, the Board of Directors shall, to the extent necessary, determine the number of canceled shares and the use of the amount of the reduction. s En cas de réduction du capital dans le cadre de la marge de fluctuation, le conseil d'administration décidera, dans la mesure nécessaire, du nombre d'actions annulées et de l'utilisation du montant de la réduction. 6 The acquisition and holding of shares repurchased for purposes of cancellation under the capital band are, to the extent permitted by law, not subject to the 10olo limit for own shares within the meaning of art. 659 para. 2 CO. 6 L'acquisition et la détention d'actions rachetées pour les besoins d'annulation dans le cadre de la marge de fluctuation ne sont pas soumises, dans les limites de la loi, à la limite de 10olo d'actions propres au sens de l'article 659 al. 2 CO. 7 The Board of Directors is authorized to carry out simultaneous reductions and re-increases of the share capital. 7 Le conseil d'administration est autorisé à effectuer des réductions et des augmentations simultanées du capital-actions. Art. 3b Conditional capital for financing and other purposes Art, 3b Capital conditionnel pour des financements et autres objets l The share capital of the Company shall be increased by a maximum amount of CHF 100,000 through the issue of a maximum of 5,000,000 registered shares, payable in full, each with a nominal value of CHF 0.02 through the optional or mandatory exercise of conversion, exchange, option, warrant or similar rights or obligations for the subscription of shares granted to shareholders or third parties on a standalone basis or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any subsidiaries of the Company, including convertible debt instruments, as may be amended or novated from time to time. 1 Le capital-actions de la société peut être augmenté d'un montant maximum de CHF 100'000 par l'émission d'un maximum de 5'000'000 d'actions nominatives, d'une valeur nominale de CHF 0.02 chacune, à libérer entièrement, suite à I'exercice optionnel ou obligatoire de droits de conversion , d'échange, d'option, d'acquisition (<< warrants ,>) ou de droits ou obligations similaires portant sur la souscription d'actions, accordés aux actionnaires ou à des tiers sur une base individuelle ou en relation avec des obligations, reconnaissances de dette (u notes >>), options, droits d'acquisition (< warrants n) ou autres titres ou obligations contractuelles de la société ou de filiales de

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		la société, y compris les instruments d'emprunt convertible, tels que modifiés ou novés ultérieurement.
[2] Shareholders' subscription rights are excluded. Shareholders' advance subscription rights with regard to the new bonds, warrants or similar instruments may be restricted or excluded by decision of the Board of Directors in order to finance or re-finance the acquisition of companies, parts of companies or holdings, or new investments planned by the Company, or in order to issue convertible bonds and warrants on the international capital markets or through private placement. If advance subscription rights are excluded, then (1) the instruments are to be placed at market conditions, (2) the exercise period is not to exceed ten years from the date of issue for warrants and twenty years for conversion rights and (3) the conversion or exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the instruments are issued. The respective holders of conversion and/or option or warrant rights are entitled to subscribe the new shares.		[2] Le droit de souscription préférentiel des actionnaires est exclu. Les droits de souscription préférentiels préalables des actionnaires à l'égard des nouvelles obligations, nouveaux droits d'acquisition (« warrants ») ou instruments similaires peuvent être limités ou exclus par décision du conseil d'administration afin de financer ou de refinancer l'acquisition d'entreprises, parts d'entreprises ou de holdings, ou de nouveaux investissements prévus par la société, ou en vue d'émettre des obligations convertibles et des droits d'acquisition (« warrants ») sur les marchés internationaux de capitaux ou par placement privé. Si les droits de souscription préférentiels préalables sont exclus, (1) les instruments doivent être attribués aux conditions du marché, (2) la période d'exercice ne doit pas dépasser dix ans à partir de la date d'émission des droits d'acquisitions (« warrants ») et vingt ans pour les droits de conversion et (3) le prix de conversion ou d'exercice des actions nouvelles doit être fixé au moins aux conditions du marché prévalant à la date à laquelle les instruments sont émis. Les détenteurs respectifs de droits de conversion et/ou option ou de droits d'acquisition (« warrants ») ont le droit de souscrire les nouvelles actions.
[3] The exercise of conversion or option rights, as well as the waiver of such rights, may be exercised by written declaration or by electronic means.		[3] L'exercice des droits de conversion ou d'options, de même que la renonciation à ces droits, s'exercent par déclaration écrite ou par voie électronique.
[4] The acquisition of registered shares through the exercise of conversion rights or warrants and any transfers of registered shares shall be subject to the restrictions specified in Article 4 of the Articles of Association.		[4] L'acquisition d'actions nominatives par l'exercice de droits ou de bons de conversion et les transferts d'actions nominatives sont assujetties aux restrictions prévues par l'article 4 des statuts.

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Art. 3c Conditional Share Capital Increase for Employee Benefit Plans	**Art. 3c Augmentation conditionnelle du capital-actions pour les plans d'avantages sociaux**
[1] The share capital of the Company shall be increased by an amount not exceeding CHF 150,000.00 through the issue of a maximum of 7,500,000 registered shares, payable in full, each with a nominal value of CHF 0.02, in connection with the exercise of option rights and/or shares granted to any employee of the Company or a subsidiary, and any consultant, Members of the Board of Directors, or other person providing services to the Company or a subsidiary.	[1] Le capital social de la société sera augmenté d'un montant ne dépassant pas CHF 150'000.00 par l'émission d'un maximum de 7'500'000 actions nominatives, entièrement libérées, chacune avec une valeur nominale de CHF 0.02, dans le cadre de l'exercice de droits d'option accordés à tout employé de la Société ou d'une succursale, et à tout consultant, aux membres du conseil d'administration, ou à d'autres personnes fournissant des services en faveur de la Société ou d'une filiale.
[2] Shareholders' subscription rights shall be excluded with regard to these shares. These new registered shares may be issued at a price below the current market price. The Board of Directors shall specify the precise conditions of issue including the issue price of the shares.	[2] Le droit de souscription préférentiel des actionnaires est exclu à l'égard de ces actions. Ces nouvelles actions nominatives peuvent être émises à un prix inférieur au prix du marché actuel. Le conseil d'administration doit préciser les conditions précises d'émission, y compris le prix d'émission des actions.
[3] The exercise of conversion or option rights, as well as the waiver of such rights, may be exercised by written declaration or by electronic means.	[3] L'exercice des droits de conversion ou d'options, de même que la renonciation à ces droits, s'exercent par déclaration écrite ou par voie électronique.
[4] The acquisition of registered shares in connection with employee participation and any further transfers of registered shares shall be subject to the restrictions specified in Article 4 of the Articles of Association.	[4] L'acquisition d'actions nominatives dans le cadre de la participation des employés et d'autres transferts d'actions nominatives sont soumis aux restrictions prévues à l'article 4 des statuts.
Art. 4 Share Register [1] The Company shall maintain a share register in which it shall register the name, first name and place of residence (in case of legal persons the place of incorporation) of the owners and usufructuaries of its registered shares. Natural and legal persons as well as legal representatives of minors etc. entitled by law to the voting rights of a share which they do not own will be noted in the share register upon request.	**Art. 4 Registre des actions** [1] La société tient un registre des actions nominatives, dans lequel sont inscrits le nom, le prénom et l'adresse (dans le cas d'une personne morale, le siège) des propriétaires et des usufruitiers des actions. Les personnes physiques et morales ainsi que les représentants légaux des mineurs etc. autorisés par la loi à voter alors qu'ils ne sont pas propriétaires des actions

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	seront, sur demande, inscrits dans le registre des actions.
[2] Upon request, acquirers of shares will be registered in the share register without limitation as shareholders if they expressly certify that they acquired the shares in their own name and for their own account.	[2] Sur demande, les acquéreurs d'actions seront inscrits dans le registre des actions sans limitation comme actionnaires s'ils attestent expressément qu'ils ont acquis les actions en leur propre nom et pour leur propre compte.
[3] Persons who do not expressly declare in the registration application that they are holding the shares on their own account (thereafter: nominees) shall forthwith be entered on the share register as shareholders with voting rights up to a maximum of 3 percent of the share capital. Beyond that limit, registered shares of nominees shall only be entered as voting if the nominees in question confirm in writing that they are willing to disclose the names, addresses and shareholdings of the persons on whose account they hold 0.5 percent or more of the share capital. The Board of Directors concludes agreements with nominees that among other things govern the representation of shareholders and the voting rights.	[3] Les personnes qui ne déclarent pas expressément dans la demande d'inscription qu'ils détiennent les actions pour leur propre compte (par la suite: les candidats) doivent immédiatement être inscrits dans le registre des actions comme actionnaires avec droit de vote pour un maximum de 3 pour cent du capital-actions. Au-delà de cette limite, les actions nominatives des candidats ne sont inscrites avec droit de vote que si les candidats en question confirment par écrit qu'ils sont prêts à divulguer les noms, adresses et participations des personnes pour le compte desquelles ils détiennent 0,5 pour cent ou plus du capital-actions. Le conseil d'administration conclut des accords avec les candidats qui, entre autres choses, régissent la représentation des actionnaires et des droits de vote.
[4] After hearing the registered shareholder or nominee, the Board of Directors may remove entries in the share register with retroactive effect as per the date of entry, if such entry was based on false information. The party affected must be informed of such removal immediately.	[4] Après avoir entendu l'actionnaire enregistré ou le candidat, le conseil d'administration peut supprimer des inscriptions dans le registre des actions avec effet rétroactif à la date d'inscription, si cette inscription était basée sur de fausses informations. La partie touchée doit être immédiatement informée de cette suppression.
[5] No individual or legal entity may, directly or indirectly, formally, constructively or beneficially own (as defined in the next paragraph below) or otherwise control voting rights ("Controlled Shares") with respect to 33 $^1/_3$ % or more of the registered share capital recorded in the Commercial Register except if such individual or legal entity has submitted prior to the acquisition	[5] Aucune personne physique ou morale ne peut, directement ou indirectement, formellement ou implicitement détenir à son profit (comme défini dans le paragraphe ci-dessous) ou, d'une autre manière, contrôler le droit de vote (les "Actions Contrôlées") de 33 $^1/_3$ % ou plus du capital-actions nominatif tel qu'inscrit au registre du commerce sauf si cette personne

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of such Controlled Shares an orderly tender offer to all shareholders with a minimum price of the higher of (i) the volume weighted average price of the last 60 trading days prior to the publication of the tender offer or (ii) the highest price paid by such individual or legal entity in the 12 months preceding to the publication of the tender offer. Those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares, shall be regarded as one person. The registered shares exceeding the limit of 33 $^{1}/_{3}$ % and not benefiting from the exemption regarding a tender offer shall be entered in the share register as shares without voting rights.	physique ou morale a présenté avant l'acquisition de ces Actions Contrôlée une offre publique d'achat en bonne et due forme à tous les actionnaires à un prix minimum équivalent au montant le plus élevé entre (i) le cours moyen pondéré en fonction du volume des 60 derniers jours de bourse précédant la publication de l'offre publique d'achat et (ii) le plus haut prix payé par cette personne physique ou morale dans les 12 mois précédant la publication de l'offre publique d'achat. Les personnes associées par le capital, les droits de vote, une gestion commune ou de toute autre manière, ou qui se joignent pour une acquisition d'actions, sont considérées comme une personne. Les actions nominatives dépassant la limite de 33 $^{1}/_{3}$ % et ne bénéficiant pas de l'exemption relative à une offre publique d'achat sont inscrites dans le registre des actions comme des actions sans droit de vote.
6 For the purposes of this Article 4, "Controlled Shares" in reference to any individual or entity means: (a) all shares of the Company directly, indirectly or constructively owned by such individual or entity; provided that (i) shares owned, directly or indirectly, by or for a partnership, or trust or estate will be considered as being owned proportionately by its partners, or beneficiaries; and (ii) shares owned, directly or indirectly, by or for a corporation will be considered as being owned proportionately by any shareholder owning 50% or more of the outstanding voting shares of such corporation; and (iii) shares subject to options, warrants or other similar rights shall be deemed to be owned; and	6 Aux fins du présent article 4, Actions Contrôlées signifie en référence à toute personne physique ou morale: (a) toutes actions directement, indirectement ou implicitement détenues par cette personne physique ou morale, à condition que (i) les actions détenues, directement ou indirectement, par ou pour un partenariat, une fiducie ou une communauté d'héritiers sont considérées comme étant détenues proportionnellement par leurs partenaires ou bénéficiaires; et (ii) les actions détenues, directement ou indirectement, par ou pour une société seront considérées comme étant détenues proportionnellement par tout actionnaire détenant 50% ou plus des actions avec droit de vote en circulation de cette société; et (iii) les actions sujettes à des options, des bons de souscription ou autres droits semblables sont réputées

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English	French
	être détenues; et
(b) all shares of the Company directly, indirectly beneficially owned by such individual or entity; provided that	(b) toutes actions de la société détenues directement, indirectement ou à son profit par cette personne physique ou morale, à condition que
(i) a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise alone or together with other such persons has or shares:	(i) un bénéficiaire effectif d'un titre comprend toute personne qui, directement ou indirectement, par le biais d'un contrat, d'un accord, d'une entente, d'une relation, ou autrement, seul ou avec d'autres personnes a ou partage:
(1) voting power which includes the power to vote, or to direct the voting of, such security; and/or	(1) le pouvoir de voter, y compris le pouvoir de voter ou de diriger le vote d'un tel titre; et/ou
(2) investment power which includes the power to dispose, or to direct the disposition of, such security.	(2) le pouvoir d'investir, y compris le pouvoir de disposer ou de diriger la disposition d'un tel titre.
(ii) Any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement, or device with the purpose or effect of divesting such person of beneficial ownership of shares of the Company or preventing the vesting of such beneficial ownership as part of a plan or scheme to evade the provisions of these articles of association shall be deemed to be the beneficial owner of such shares.	(ii) Toute personne qui, directement ou indirectement, crée ou utilise une fiducie, une procuration, un pooling ou tout autre contrat, accord, ou un dispositif ayant pour objet ou pour effet de priver cette personne de la propriété effective des actions de la société ou d'en empêcher l'acquisition effective au moyen d'un plan ou programme visant à se soustraire aux dispositions de ces statuts est réputée être le propriétaire effectif de ces actions.
(iii) A person shall be deemed to be the beneficial owner of shares if that person has the right to acquire beneficial ownership of such shares within 60 days, including but not limited to any right acquired: (A) through the exercise of any option, warrant or right; (B) through the conversion of a security; (C) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or (D) pursuant to the automatic	(iii) Une personne est réputée être propriétaire effective d'actions si cette personne a le droit d'acquérir la propriété effective de ces actions dans les 60 jours, y compris, mais pas limité à un droit acquis: (A) au moyen de l'exercice d'une option, d'un bon ou d'un droit de souscription; (B) par la conversion d'un titre; (C) en vertu du pouvoir de révoquer une fiducie, compte discrétionnaire ou accord semblable; ou (D) conformément à

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termination of a trust, discretionary account or similar arrangement.	la résiliation automatique d'une fiducie, compte discrétionnaire ou accord semblable.
[7] The limit of 33 1/3 % of the registered share capital also applies to the subscription for, or acquisition of, registered shares by exercising option or convertible rights arising from registered or bearer securities or any other securities issued by the Company or third parties, as well as by means of exercising purchased preemptive rights arising from either registered or bearer shares. The registered shares exceeding the limit of 33 1/3 % shall be entered in the share register as shares without voting rights.	[7] La limite de 33 1/3 % du capital-actions nominatif s'applique également à la souscription ou l'acquisition d'actions nominatives par l'exercice d'options ou de droits convertibles découlant de titres nominatifs ou au porteur ou d'autres titres émis par la société ou par des tiers, ainsi que par le biais de l'exercice de droits de souscription préférentiels achetés découlant d'actions nominatives ou au porteur. Les actions nominatives dépassant la limite de 33 1/3 % sont inscrites dans le registre des actions comme des actions sans droit de vote.
[8] The Board of Directors may in special cases approve exceptions to the above regulations. The Board of Directors is in addition authorized, after due consultation with the person concerned, to delete with retroactive effect entries in the share register which were effected on the basis of false information.	[8] Le conseil d'administration peut dans des cas particuliers approuver des exceptions aux règles précitées. Il est en outre autorisé, après consultation avec la personne concernée, de supprimer avec effet rétroactif des inscriptions du registre des actions qui ont été effectuées sur la base de fausses informations.
Art. 5 Share Certificates and Intermediated Securities [1] The Company may issue registered shares in the form of single certificates, global certificates and uncertificated securities. Under the conditions set forth by statutory law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders.	**Art. 5 Certificats d'actions et titres intermédiés** [1] La société peut émettre des actions nominatives sous forme de certificats individuels, de certificats globaux et de titres dématérialisés. Dans les conditions prévues par la loi, la société peut convertir ses actions nominatives d'une forme en une autre forme, à tout moment et sans l'approbation des actionnaires.
[2] The shareholder has no right to demand a conversion of the registered shares. Each shareholder may, however, at any time request a written confirmation from the Company of the registered shares held by such shareholder, as reflected in the share register.	[2] L'actionnaire n'a pas le droit d'exiger une conversion d'actions nominatives. Chaque actionnaire peut toutefois, à tout moment, demander une confirmation écrite de la société du nombres d'actions nominatives détenues par cet actionnaire telles qu'inscrites au registre du commerce.
[3] The transfer of intermediated securities and the pledging of these intermediated securities shall be based on the provisions of	[3] Le transfert des titres intermédiés et la mise en gage de ces titres intermédiés suivent les dispositions de la Loi fédérale

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the Swiss Federal Intermediated Securities Act. Transfer of propriety as collateral by means of written assignment are not permitted.	sur les titres intermédiés. Le transfert de propriété à titre de sûreté par cession écrite n'est pas autorisé.
Art. 6 Exercise of Shareholders Rights	**Art. 6 Exercice des droits des actionnaires**
[1] The shares are indivisible and the Company recognizes only one single representative per share.	[1] Les actions sont indivisibles et la société ne reconnaît qu'un seul représentant par action.
[2] The right to vote and the other rights pertaining to a registered share may only be exercised by a shareholder, a usufructuary or a Nominee who is registered with the right to vote in the share register and by persons who are entitled by law to the voting rights of a share.	[2] Le droit de vote et les autres droits relatifs à une action nominative ne peuvent être exercés que par un actionnaire, un usufruitier ou un Actionnaire Désigné qui est inscrit avec le droit de vote dans le registre des actions et par des personnes autorisées par la loi à exercer les droits de vote d'une action.
III. CORPORATE STRUCTURE	**III. STRUCTURE DE LA SOCIÉTÉ**
Art. 7 Organization The corporate bodies are: A. the General Meeting; B. the Board of Directors; C. the Auditors.	**Art. 7 Organisation** Les organes de la société sont: A. L'assemblée générale; B. Le conseil d'administration; C. l'organe de révision.
IV. THE GENERAL MEETING	**IV. L'ASSEMBLÉE GÉNÉRALE**
Art. 8 Powers The General Meeting is the supreme body of the Company. It has the following non delegable powers:	**Art. 8 Pouvoirs** L'assemblée générale est le pouvoir suprême de la société. Elle a les droits intransmissibles suivants:
a) to adopt and amend the Articles of Association;	a) adopter et modifier les statuts;
b) to elect and remove the members of the Board of Directors, the Chairman of the Board of Directors, the members of the Compensation, Nomination and Corporate Governance Committee, the Auditors and the Independent Proxy;	b) nommer et révoquer les membres du conseil d'administration, le président du conseil d'administration, les membres du comité de rémunération, de nomination et de gouvernance d'entreprise, l'organe de révision et le mandataire indépendant;
c) to approve the management report, the annual consolidated and stand-alone accounts and other reports legally required, and to determine the	c) approuver le rapport de gestion, les comptes annuels sur une base individuelle et consolidés et tous autres rapports requis par la loi et

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allocation of profits, in particular with regard to dividends;	déterminer la répartition des bénéfices, en particulier en ce qui concerne les dividendes;
d) to determine the interim dividend and approve the interim account required therefor;	d) fixer le dividende intermédiaire et approuver les comptes intermédiaires nécessaires à cet effet;
e) to pass resolutions on repaying the statutory capital reserve;	e) décider du remboursement de la réserve légale issue du capital
f) to discharge the members of the Board of Directors and of the Executive Committee;	f) donner décharge aux membres du conseil d'administration et au comité exécutif;
g) to delist the securities of the Company;	g) procéder à la décotation des titres de participation de la société;
h) to approve the aggregate amounts of compensation of the Board of Directors and the Executive Committee in accordance with Article 18 of the Articles of Association; and	h) approuver les montants globaux des rémunérations du conseil d'administration et du comité exécutif conformément à l'article 18 des statuts; et
i) to pass resolutions concerning all matters which are reserved to the authority of the General Meeting by law or by the Articles of Association.	i) prendre les décisions sur toutes les affaires qui sont attribuées à l'assemblée générale par la loi ou les statuts.
Art. 9 Ordinary General Meeting	**Art. 9 Assemblée générale ordinaire**
The Ordinary General Meeting shall be held annually within six months after the close of the business year. General Meetings are held at such time and at such physical location, which may be within or outside Switzerland, as determined by the Board of Directors. The Board of Directors may provide that shareholders who are not present at the place of the General Meeting may exercise their rights by electronic means and may also order that the General Meeting be held by electronic means without a venue.	L'assemblée générale ordinaire aura lieu chaque année dans les six mois qui suivent la clôture de l'exercice. Les assemblées générales sont tenues à la date et au lieu physique, qui peut être en ou hors de la Suisse, tel que déterminé par le conseil d'administration. Le conseil d'administration peut prévoir que les actionnaires non présents au lieu de l'assemblée générale puissent exercer leurs droits par des moyens électroniques, également ordonner que l'assemblée générale soit tenue sous forme électronique sans lieu de réunion physique.
Art. 10 Extraordinary General Meeting	**Art. 10 Assemblée générale extraordinaire**
Extraordinary General Meetings may be called by resolution of the General Meeting, the Auditors or the Board of Directors, or by shareholders with voting powers, provided they represent at least 5% of the share capital or of the votes and who submit (a)(1)	Les assemblées générales extraordinaires peuvent être convoquées par décision de l'assemblée générale, l'organe de révision ou le conseil d'administration, ou par des actionnaires avec droit de vote, à condition qu'ils représentent au moins 5% du capital-

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a request signed by such shareholder(s) that specifies the item(s) to be included on the agenda, (2) the respective proposals of the shareholder(s) and (3) evidence of the required shareholdings recorded in the share register and (b) if applicable such other information as would be required to be included in the invitation pursuant to the rules of the country where the Company's shares are primarily listed.	actions ou des voix et qu'ils soumettent (a) (1) une demande signée par le(s)dit(s) actionnaire(s) qui spécifie les objets à faire figurer sur l'ordre du jour, (2) les propositions respectives de cet (ces) actionnaire(s) et (3) la preuve des participations requises inscrites dans le registre des actions et (b) le cas échéant, les autres informations qui doivent être mentionnées dans l'invitation conformément aux règles du pays où les actions de la société sont principalement cotées.
Art. 11 Notice and Agenda of Shareholders' Meetings [1] Notice of a General Meeting shall be given by the Board of Directors or, if necessary, by the Auditors, not later than twenty calendar days prior to the date of the General Meeting. Notice of the General Meeting shall be given by way of a one-time announcement in the official means of publication of the Company pursuant to Article 46 of these Articles of Association. The notice period shall be deemed to have been observed if notice of the General Meeting is published in such official means of publication, it being understood that the date of publication shall not be computed in the notice period. Shareholders of record may in addition be informed of the General Meeting by ordinary mail or e-mail.	**Art. 11 Convocations et ordres du jour des assemblées générales** [1] L'assemblée générale est convoquée par le conseil d'administration ou, si nécessaire, par l'organe de révision, au moins 20 jours avant la tenue de l'assemblée générale. La convocation à l'assemblée générale doit être faite au moyen d'une seule publication conformément à l'article 46 de ces statuts. La période de préavis sera réputée avoir été respectée si la convocation à l'assemblée générale est publiée conformément à l'article 46 de ces statuts, étant entendu que la date de publication ne doit pas être calculée dans la période de préavis. Les actionnaires inscrits peuvent en outre être informés de l'assemblée générale par courrier ordinaire ou par e-mail.
[2] The notice of a General Meeting shall specify (i) the date, the starting time, the form and the location of the General Meeting, (ii) the items on the agenda, (iii) the proposals of the Board of Directors with a short explanation for these proposals, (iv) if applicable, any shareholders' proposals with a short explanation of each (v) the name and the address of the independent proxy, and (vi), in the event of elections, the name(s) of the candidate(s) that has or have been put on the ballot for election.	[2] La convocation à l'assemblée générale doit préciser (i) la date, l'heure, la forme et le lieu de l'assemblée générale (ii) les objets de l'ordre du jour, (iii) les propositions du conseil d'administration accompagnées d'une motivation succincte pour ces propositions, (iv) le cas échéant, les propositions des actionnaires, accompagnées d'une motivation succincte, (v) le nom et l'adresse du représentant indépendant, et (vi), dans le cas d'élections, le/les nom(s) du/des candidat(s) qui a ou ont été mis sur le bulletin de vote pour l'élection.

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[3] Shareholders who represent an aggregate of at least 0.5 percent of the share capital or of the votes may demand that (i) an item be placed on the agenda of a General Meeting, and (ii) proposals relating to items on the agenda be included in the invitation to the General Meeting. Such requests must be made in writing, delivered to or mailed and received at the registered office of the Company at least 60 calendar days before the first anniversary of the date that the Company's invitation notice was issued to shareholders in connection with the previous year's Ordinary General Meeting. Shareholders may submit a brief explanation when requesting an item to be placed on the agenda or making a proposal to be included in the invitation to the General Meeting. Such statement shall be short, clear and concise.	[3] Les actionnaires qui représentent un total d'au moins 0.5 pour cent du capital-actions ou des voix peuvent exiger l'inscription dans la convocation à l'assemblée générale (i) d'un objet de l'ordre du jour et (ii) des propositions concernant des objets de l'ordre du jour. De telles demandes doivent être faites par écrit et remises ou envoyées et reçues au siège de la société au moins 60 jours avant le premier anniversaire de la date de la convocation de la dernière assemblée générale ordinaire. Les actionnaires peuvent joindre une explication succincte à leur demande d'inscription d'un objet à l'ordre du jour ou à leur proposition qui sera retranscrite dans la convocation à l'assemblée générale. Cette explication doit être brève, claire et concise.
[4] Each request for inclusion of an item on the agenda or proposal concerning agenda items must include (i) the name and address, as they appear on the Company's register of shareholders, of the shareholder; (ii) the number of shares of the Company which are beneficially owned by such shareholder; (iii) the dates upon which the shareholder acquired such shares; and (iv) documentary support for any claim of beneficial ownership.	[4] Chaque demande d'inscription d'un objet à l'ordre du jour ou proposition relative à un objet à l'ordre du jour doit inclure (i) le nom et l'adresse, tels qu'ils apparaissent dans le registre des actionnaires de la société, de l'/des actionnaire(s); (ii) le nombre d'actions de la société effectivement détenues par (un) tel(s) actionnaire(s); (iii) les dates d'acquisition de ces actions; (iv) et la base documentaire justifiant la propriété effective.
[5] No resolution may be passed at a General Meeting concerning an item in relation to which due notice was not given with the exception of requests for the convening of an Extraordinary General Meeting, for the initiation of a special investigation and for the election of Auditors.	[5] Aucune décision ne peut être adoptée lors d'une assemblée générale si un objet n'a pas été inscrit à l'ordre du jour dans le délai de préavis à l'exception des requêtes de convocation d'une assemblée générale extraordinaire, d'institution d'un examen spécial ou de l'élection des réviseurs.
[6] No advance notice is required to propose motions on duly notified agenda items or to debate items without passing resolutions.	[6] Aucun préavis n'est nécessaire pour proposer des motions sur les objets inscrits à l'ordre du jour ou débattre d'objets sans prendre de décisions.
Art. 12 Documentation The annual business report, the compensation report, the Auditors' report	**Art. 12 Documents** Le rapport de gestion annuel, le rapport de rémunération, le rapport des réviseurs et

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and any other reports that require shareholder approval shall be published on the Company's website at least 20 days prior to the date of the Ordinary General Meeting.	tout autre rapport nécessitant l'approbation des actionnaires doivent être publiés sur le site internet de la société au moins 20 jours avant la date de l'assemblée générale ordinaire.
Art. 13 Meeting of All Shareholders Shareholders or their proxies representing all shares issued may hold a General Meeting without observing the formalities required for calling a meeting, unless objection is raised. At such a meeting, discussions may be held and resolutions passed on all matters within the scope of the powers of a General Meeting for so long as the shareholders or proxies representing all shares issued are present.	**Art. 13 Assemblée universelle** Les propriétaires ou les représentants de la totalité des actions peuvent, s'il n'y a pas d'opposition, tenir une assemblée générale sans observer les formes prévues pour sa convocation. Aussi longtemps que les propriétaires ou les représentants de la totalité des actions sont présents, cette assemblée a le droit de délibérer et de statuer valablement sur tous les objets qui sont du ressort de l'assemblée générale.
Art. 14 Chairman and Scrutineers 1 The Chairman of the Board of Directors shall preside over the General Meeting. In his absence, a member of the Board of Directors or another Chairman of the Meeting designated by the General Meeting shall preside.	**Art. 14 Président et scrutateurs** 1 L'assemblée générale est présidée par le président du conseil d'administration. En cas d'empêchement, un autre membre du conseil d'administration ou un président ad hoc nommé par l'assemblée générale préside celle-ci.
2 The Chairman of the Meeting shall designate a Secretary and the scrutineers who need not be shareholders.	2 Le président de l'assemblée générale désigne un secrétaire et les scrutateurs qui ne doivent pas nécessairement être actionnaires.
Art. 15 Minutes 1 The Board of Directors is responsible for the keeping of the minutes of the Meeting, which shall state the number, kind, nominal value of shares represented by the shareholders, by the corporate bodies and by the Independent Proxy and gives information on resolutions passed, elections, requests for information and information as well as declarations given by the shareholders. The minutes shall be signed by the Chairman and the Secretary.	**Art. 15 Procès-verbal** 1 Le conseil d'administration est responsable de la tenue du procès-verbal de l'assemblée, qui doit indiquer le nombre, le type, la valeur nominale des actions représentées par les actionnaires, par les organes sociaux et par le représentant indépendant et donne des informations sur les décisions adoptées, les élections, les demandes de renseignements et les informations ainsi que les déclarations faites par les actionnaires. Le procès-verbal est signé par le président et le secrétaire.
2 The shareholders may request access to the minutes within 30 days from the General Meeting.	2 Les actionnaires ont le droit de demander accès au procès-verbal dans les 30 jours suivants l'assemblée générale.

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Art. 16 Right to Vote [1] Each share entitles to one vote.	**Art. 16 Droit de vote** [1] Chaque action donne droit à une voix.
[2] Each shareholder may be represented at a General Meeting by any person who is so authorized by a written proxy. A proxy need not be a shareholder.	[2] Chaque actionnaire peut se faire représenter à l'assemblée générale par toute personne qui est autorisée par une procuration écrite. Le représentant ne doit pas nécessairement être un actionnaire.
[3] Each shareholder may be represented by the Independent Proxy. The requirements regarding proxies and instructions are determined by the Board of Directors.	[3] Chaque actionnaire peut se faire représenter par le représentant indépendant. Les exigences en matière de procurations et les instructions sont déterminées par le conseil d'administration.
Art. 17 Resolutions and Elections [1] All voting and elections are held openly or electronically. A written voting or election shall be held if instructed so by the Chairman or if decided by the General Meeting.	**Art. 17 Décisions and élections** [1] Tous votes et élections sont tenus ouvertement ou par voie électronique. Sur instruction du président ou de l'assemblée générale, un vote ou une élection doit être tenu par écrit.
[2] The General Meeting shall pass its resolutions and carry out its elections with the simple majority of the votes cast regardless of abstentions and empty or invalid votes, unless statutory law or the Articles of Association state otherwise. In the event of tie votes, the proposal shall be refused. The Chairman shall not have a casting vote.	[2] Sous réserve des dispositions impératives de la loi ou des statuts, l'assemblée générale prend ses décisions et procède aux élections à la majorité simple des voix émises sans tenir compte des abstentions, votes blancs ou non-valables, sauf dispositions contraires impératives de la loi ou des statuts. En cas de partage égal des voix, la proposition sera refusée. Le président n'a pas voix prépondérante.
[3] A resolution of the General Meeting passed by at least two thirds of the represented share votes and the absolute majority of the represented shares par value is required for: a) The cases listed in art. 704 para. 1 CO, i.e.: (i) the change of the Company purpose; (ii) the consolidation of shares, unless the consent of all the shareholders concerned is required;	[3] Une décision de l'assemblée générale recueillant au moins les deux tiers des voix attribuées aux actions représentées et la majorité absolue des valeurs nominales représentées est nécessaire pour: a) les cas énumérés dans l'art. 704 al. 1 CO, soit : (i) pour la modification du but social; (ii) pour la réunion d'actions, pour autant que le consentement de tous les actionnaires concernés ne soit pas requis;

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(iii) a capital increase from equity capital, in return for contributions in kind or by offset with a claim, and the granting of special privileges;	(iii) pour l'augmentation du capital-actions au moyen des fonds propres, contre apport en nature ou par compensation, et pour l'attribution d'avantages particuliers;
(iv) the restriction or cancellation of the preemptive rights;	(iv) pour la limitation ou la suppression du droit de souscription préférentiel;
(v) the introduction of conditional capital, or the introduction of a capital band;	(v) pour la création d'un capital conditionnel ou l'institution d'une marge de fluctuation du capital;
(vi) the conversion of participation certificates into shares;	(vi) pour la transformation de bons de participation en actions;
(vii) the alleviation or restriction of the transferability of registered shares;	(vii) pour l'atténuation ou la restriction de la transmissibilité des actions nominatives;
(viii) the introduction of shares with preferential right to vote;	(viii) pour l'introduction d'actions à droit de vote privilégié;
(ix) change in the currency of the equity capital;	(ix) pour le changement de la monnaie dans laquelle le capital-actions est fixé;
(x) the introduction of a casting vote for the chair of the General Meeting;	(x) pour l'introduction de la voix prépondérante du président à l'assemblée générale;
(xi) a provision of the Articles of Association on holding the General Meeting abroad;	(xi) pour l'introduction d'une disposition statutaire prévoyant la tenue de l'assemblée générale à l'étranger;
(xii) the delisting of the equity securities of the Company;	(xii) pour la décotation des titres de participation de la société;
(xiii) the change of the domicile of the Company;	(xiii) pour le transfert du siège de la société;
(xiv) the introduction of an arbitration clause in the Articles of Association;	(xiv) pour l'introduction d'une clause d'arbitrage dans les statuts;
(xv) the dissolution of the Company;	(xv) pour la dissolution de la société;
b) the merger, de-merger or conversion of the Company (subject to mandatory law);	b) la fusion, la scission ou la conversion de la société (sous réserve des dispositions impératives);
c) the conversion of registered shares into bearer shares and vice versa; and	c) la conversion d'actions nominatives en actions au porteur et vice versa; et

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d) the amendment or elimination of the provisions of Article 4 and 29 of the Articles of Association as well as those contained in this Article 17.	d) la modification ou la suppression des dispositions des articles 4 et 29 des statuts ainsi que ceux contenues dans le présent article 17.
Art. 18 Votes on Compensation [1] The General Meeting shall approve annually and separately the proposals of the Board of Directors in relation to the maximum aggregate amount of: a) compensation of the Board of Directors for the period until the next Ordinary General Meeting; b) compensation of the Executive Committee for the following financial year.	**Art. 18 Votes sur la rémunération** [1] L'assemblée générale approuve annuellement et séparément les propositions du conseil d'administration relatives au montant global maximal de: a) la rémunération du conseil d'administration pour la période allant jusqu'à l'assemblée générale ordinaire suivante; b) la rémunération du comité exécutif pour l'exercice annuel suivant.
[2] The total compensation amount for the Executive Committee includes pension contributions for the benefit of the members of the Executive Committee.	[2] Le montant total de rémunération du comité exécutif comprend les cotisations de retraite professionnelle au profit des membres du comité exécutif.
[3] If the General Meeting refuses to approve a respective proposal by the Board of Directors, the Board of Directors may either submit a new proposal at the same meeting or determine a maximum total remuneration or several maximum partial remunerations, subject to the relevant principles of the compensation, or submit a new proposal to the next General Meeting for approval. The Company may pay remunerations within the framework of the maximum total or partial remuneration and subject to the approval by the General Meeting.	[3] Si l'assemblée générale refuse d'approuver une proposition soumise par le conseil d'administration, le conseil d'administration peut, soit présenter une nouvelle proposition à la même séance ou déterminer une rémunération maximale totale ou plusieurs rémunérations maximales partielles, sous réserve des principes concernant la rémunération, soit soumettre une nouvelle proposition à la prochaine assemblée générale pour approbation. La société peut verser des rémunérations dans le cadre de la rémunération maximale totale ou partielle et sous réserve de l'approbation par l'assemblée générale.
[4] The Board of Directors shall submit the compensation report to an advisory vote of the General Meeting if variable remuneration is voted on prospectively.	[4] Le conseil d'administration soumet le rapport de rémunération à un vote consultatif de l'assemblée générale en cas de vote prospectif sur une rémunération variable.
Art. 19 Independent Proxy The Independent Proxy shall be elected by the Ordinary General Meeting for a term of	**Art. 19 Représentant indépendant** Le représentant indépendant est élu par l'assemblée générale ordinaire pour une

20 one year until the end of the next Ordinary General Meeting. Re-election is permitted. The Independent Proxy informs the Company about number, type, par value and category of the represented shares. The Chairman of the Board discloses the information to the General Meeting. The other duties of the Independent Proxy are determined by the applicable statutory provisions. durée d'un an jusqu'à la fin de la prochaine assemblée générale ordinaire. Une réélection est possible. Le représentant indépendant informe la société sur le nombre, le type, la valeur nominale et la catégorie des actions représentées. Le président du conseil d'administration communique ces informations à I'assemblée générale. Les autres fonctions du représentant indépendant sont déterminées par les dispositions statutaires applicables. v BOARD OF DIRECTORS v CONSEIL D'ADMINISTRATION Art. 2O Number of Members, Term of Office 1 The Board of Directors shall consist of at least 3 and not more than 9 members. This maximum number may be exceeded if it is necessary to satisfy nationality, residency and/or gender requirements under Swiss or foreign laws. The chairman and the members of the Board of Directors are individually elected by the General Meeting for a term of one year until the end of the next Ordinary General Meeting, provided that he/she does not resign or is not replaced during his/her term. Art. 20 Nombre de membres, durée de la fonction 1 Le conseil d'administration se compose d'au minimum 3 et au maximum 9 membres. Ce nombre maximum pourra être dépassé s'il est nécessaire de satisfaire à des conditions de nationalités, de résidences ou de genres selon le droit suisse ou étranger. Le président et les membres du conseil d'administration sont élus individuellement par I'assemblée générale pour un mandat d'un an jusqu'à la fin de la prochaine assemblée générale ordinaire, à condition qu'il/elle ne démissionne pas ou ne soit pas remplacé(e) durant son mandat. 2The members of the Board of Directors may be re-elected without limitation. The maximum age limit of members of the Board shall be 75 years. When a member of the Board of Directors reaches this age limit during his term of office, such term shall automatically extend to the next Ordinary General Meeting. The General Meeting may resolve to grant an exception to the age limit. 2 Les membres du conseil d'administration peuvent être réélus sans limitation, La limite d'âge des membres du conseil d'administration est fixée à 75 ans. Lorsqu'un membre du conseil d'administration atteint cette limite d'âge durant son mandat, ledit mandat sera automatiquement prolongé jusqu'à la prochaine assemblée générale ordinaire. L'assemblée générale peut décider d'accorder une dérogation à la limite d'âge, Art. 21 Constitution Subject to the powers of the General Meeting, the Board of Directors determines its own organization. It may appoint a Secretary who need not be a member of the Board of Directors. Art. 21 Constitution Sous réserve des pouvoirs de I'assemblée générale, le conseil d'administration détermine sa propre organisation. Il peut nommer un secrétaire qui ne doit pas nécessairement être un membre du conseil d'ad min istration,

2l Art. 22 Function, Organization 1It is the Board of Directors' duty to lead the Company and to supervise the management. The Board of Directors represents the Company and may take decisions on all affairs which are not assigned to any other body of the Company by law, the Articles of Association or the orga nizational regulations. Art. 22 Fonction, organisation 1 Le conseil d'administration exerce la direction de la société et en supervise la gestion. Le conseil d'administration représente la société et peut prendre les décisions sur toutes les affaires qui ne sont pas attribuées à un autre organe de la société par la loi, les statuts ou le règlement d'organisation. 2 The Board of Directors shall enact the organizational regulations and arrange for the appropriate contractual relationships. 2 Le conseil d'administration édicte le règlement d'organisation et s'occupe des relations contractuelles appropriées. Art. 23 Powers 1 The Board of Directors has the following non-delegable and inalienable duties: a) the overall management of the Company and the issuing of all necessary directives; b) determination of the Company's organisation; c) the organisation of the accounting, financial control and financial planning systems as required for management of the Company; d) the appointment and dismissal of persons entrusted with managing and representing the Company; e) overall supervision of the persons entrusted with managing the Company, in particular with regard to compliance with the law, Articles of Association, operational regulations and directives; f) compilation of the annual report and of other reports that are subject to mandatory approval by the Board of Directors; g) preparation for the General Meeting and implementation of its resolutions; h) the preparation of the compensation report and to request approval by the General Meeting regarding compensation of the Board of Directors Art. 23 Pouvoirs 1 Le conseil d'administration a les attributions intransmissibles et inaliénables suivantes: a) exercer la haute direction de la société et établir les instructions nécessaires; b) fixer I'organisation; c) fixer les principes de la comptabilité et du contrôle financier ainsi que le plan financier pour autant que celui-ci soit nécessaire à la gestion de la société; d) nommer et révoquer les personnes chargées de la gestion et de la représentation; e) exercer la haute surveillance sur les personnes chargées de la gestion pour s'assurer notamment qu'elles observent la loi, les statuts, les règlements et les instructions données; f) établir le rapport de gestion et tous autres rapports soumis à l'approbation obligatoire du conseil d'administration ; g) préparer I'assemblée générale et exécuter ses décisions; h) préparer le rapport de rémunération et demander I'approbation par I'assemblée générale en ce qui concerne la rémunération du conseil

22

and the Executive Committee; and	d'administration et du comité exécutif; et
i) the application for a debt restructuring moratorium and the notification to the court in the event that the Company is overindebted.	i) déposer une demande de sursis concordataire et aviser le juge en cas de surendettement.
2 The Board of Directors may assign responsibility for preparing and implementing its resolutions or monitoring transactions to committees or individual members. It must ensure appropriate reporting to its members.	2 Le conseil d'administration peut déléguer à un ou plusieurs membres, regroupés en comités, la charge de préparer et d'exécuter ses décisions ou de surveiller certaines affaires. Il veille à ce que ses membres soient convenablement informés.
Art. 24 Representation of the Company The Board of Directors shall assign the persons with signatory power for the Company and the kind of signatory power.	**Art. 24 Représentation de la société** Le conseil d'administration nomme les personnes pouvant représenter la société ainsi que le mode de signature.
Art. 25 Delegation Moreover, the Board of Directors is authorized to delegate, in part or entirely, the management and the representation of the Company, within the limits of the law, to one or more individual directors (Delegates) or to third parties pursuant to organizational regulations.	**Art. 25 Délégation** En outre, le conseil d'administration peut, dans les limites de la loi, déléguer, en partie ou entièrement, la gestion et la représentation de la société à un ou plusieurs administrateurs (délégués) ou à des tiers conformément au règlement d'organisation.
Art. 26 Meetings, Resolutions and Minutes 1 The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors is determined by the organizational regulations.	**Art. 26 Réunions, décisions et procès-verbal** 1 L'organisation des réunions, le quorum de présence et l'adoption de décisions du conseil d'administration sont prévus dans le règlement d'organisation.
2 Meetings may be held by telephone, videoconferences or other electronic means. Resolutions may also be passed by way of circulation, in written form or by other means of data communications, provided that no member requests oral deliberation. When resolutions are made electronically, no signatures are required.	2 Les réunions peuvent avoir lieu par téléphone, par vidéoconférence ou autres moyens électroniques. Les décisions peuvent également être prises par voie de circulation, par voie écrite ou par autre transmission de données, à condition qu'aucun membre ne demande une délibération orale. Lorsque des décisions sont prises par voie électronique, les signatures ne sont pas nécessaires.

23

[3] Minutes are kept of the Board of Directors' discussions and resolutions and signed by the chairman and the minute-taker.	[3] Les délibérations et les décisions du conseil d'administration sont consignées dans un procès-verbal signé par le président et le rédacteur du procès-verbal.
Art. 27 Right to information and inspection [1] Any member of the Board of Directors may request information on any Company business.	**Art. 27 Droit aux renseignements et à la consultation** [1] Chaque membre du conseil d'administration a le droit d'obtenir des renseignements sur toutes les affaires de la société.
[2] Outside meetings, any member may request information from the persons entrusted with managing the Company's business concerning the Company's business performance and, with the chairman's authorisation, specific transactions.	[2] En dehors des séances, chaque membre du conseil d'administration peut exiger des personnes chargées de la gestion des renseignements sur la marche de l'entreprise et, avec l'autorisation du président, sur des affaires déterminées.
[3] Where required for the performance of his/her duties, any member may request the chairman to have books of account and documents made available to him/her for inspection.	[3] Dans la mesure où cela est nécessaire à l'accomplissement de ses tâches, chaque membre du conseil d'administration peut demander au président la production des livres ou des dossiers.
[4] If the chairman refuses a request for information, a request to be heard or an application to inspect documents, the Board of Directors rules on the matter.	[4] Si le président rejette une demande de renseignement, d'audition ou de consultation, le conseil d'administration tranche.
Art. 28 Compensation, Nomination and Corporate Governance Committee [1] The Compensation, Nomination and Corporate Governance Committee shall comprise at least 2 members. The members of the Compensation, Nomination and Corporate Governance Committee shall be individually elected by the Ordinary General Meeting from among the members of the Board of Directors for a term of one year until the next Ordinary General Meeting. Re-election is permitted. The Compensation, Nomination and Corporate Governance Committee has the following duties: a) to draw up principles for compensation of members of the Board of Directors	**Art. 28 Comité de rémunération, de nomination et de gouvernance d'entreprise** [1] Le comité de rémunération, de nomination et de gouvernance d'entreprise se compose d'au moins 2 membres. Les membres du comité de rémunération, de nomination et de gouvernance d'entreprise sont élus par l'assemblée générale ordinaire parmi les membres du conseil d'administration pour un mandat d'un an jusqu'à la prochaine assemblée générale ordinaire. Une réélection est possible. Le comité de rémunération, de nomination et de gouvernance d'entreprise a les fonctions suivantes: a) élaborer des principes de rémunération des membres du conseil

24

and the Executive Committee and to submit them to the Board of Directors for approval;	d'administration et du comité exécutif et de les soumettre au conseil d'administration pour approbation;
b) to submit to the Board of Directors the proposal to be submitted to the Ordinary General Meeting for the maximum total compensation of the Board of Directors and Executive Committee;	b) soumettre au conseil d'administration la proposition qui sera soumise à l'assemblée générale ordinaire pour la rémunération totale maximale du conseil d'administration et du comité exécutif;
c) subject to and within the bounds of the maximum compensation approved by the Ordinary General Meeting, to request approval by the Board of Directors of the individual remuneration packages to be paid to members of the Board of Directors and members of the Executive Committee;	c) sous réserve et dans les limites de la rémunération maximale approuvée par l'assemblée générale ordinaire, demander l'approbation du conseil d'administration quant aux paquets de rémunération individuels devant être versés aux membres du conseil d'administration et aux membres du comité exécutif;
d) to request approval by the Board of Directors regarding the determination of the compensation-related targets for the Executive Committee;	d) requérir l'approbation du conseil d'administration sur la fixation d'objectifs liés à la rémunération pour le comité exécutif;
e) to request approval by the Board of Directors regarding the adjustments to the Articles of Association relating to remuneration; and	e) requérir l'approbation du conseil d'administration sur les adaptations des statuts relatives à la rémunération; et
f) to prepare the Compensation Report and submit it to the Board of Directors.	f) préparer le rapport de rémunération et le soumettre au conseil d'administration.
[2] The Board of Directors shall set out any further duties and responsibilities vested on the Compensation, Nomination and Corporate Governance Committee in the Company's Organizational Rules.	[2] Le conseil d'administration fixe toutes autres fonctions et responsabilités dévolues au comité de rémunération, de nomination et de gouvernance d'entreprise dans le règlement d'organisation de la société.
[3] If there are vacancies on the Compensation, Nomination and Corporate Governance Committee, the Board of Directors may appoint substitutes from amongst its members for the remaining term of office.	[3] S'il y a des postes vacants au sein du comité de rémunération, de nomination et de gouvernance d'entreprise, le conseil d'administration peut désigner des substituts parmi ses membres pour la durée restante du terme de fonction.
[4] The Board of Directors shall elect a chairman of the Compensation, Nomination and Corporate Governance Committee.	[4] Le conseil d'administration élit un président du comité de rémunération, de nomination et de gouvernance d'entreprise.

25 Art.29 Indemnification Art. 29 Indemnisation 1 As far as is permissible under applicable law, the Company shall indemnify any current or former member of the Board of Director5, current and former members of the Executive Committee, or any person who is serving or has served at the request of the Company as a member of the Board of Directors or member of the Executive Committee (each individually, a "Covered Person"), against any expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal or administrative, to which he or she was, is, or is threatened to be made a party, or is otherwise involved (a "Proceeding"). This provision shall not indemnify any Covered Person against any liability arising out of (a) any fraud or dishonesty in the performance of such Covered Person's duty to the Company, or (b) such Covered Party's conscious, intentional or willful or grossly negligent breach of the obligation to act honestly and in good faith with a view to the best interests of the Company. Notwithstanding the preceding sentence, this section shall not extend to any person holding the office of Auditor or special auditor of the Company. 1 Dans la mesure permise par la loi applicable, la société indemnisera tout membre actuel ou ancien du conseil d'administration, les membres actuels et anciens membres du comité exécutif, ou toute personne qui sert ou a servi à la demande de la société en tant que membre du conseil d'administration ou membre du comité exécutif (chacun individuellement, une "Personne Couverte"), pour toutes les dépenses, y compris les honoraires d'avocat, jugements, amendes, et montants versés effectivement et raisonnablement à titre de règlement dans le cadre de toute action, poursuite ou procédure imminente, pendante ou terminée, qu'elle soit civile, pénale ou administrative, à laquelle il ou elle a été, est, ou est menacé d'être partie, ou est impliqué de toute autre manière (une "Procédure"). Cette disposition ne doit pas indemniser une Personne Couverte contre une responsabilité découlant de (a) une fraude ou une malhonnêteté de cette Personne Couverte dans I'exercice de ses fonctions vis-à-vis de la société, ou (b) une violation consciente, intentionnelle ou volontaire ou gravement négligente de I'obligation de cette Personne Couverte d'agir avec honnêteté en tenant compte du meilleur intérêt de la société. Nonobstant ce qui précède, cette disposition ne s'étend pas aux personnes qui occupent le poste de réviseur ou de réviseur spécial de la société. 2In the case of any Proceeding by or in the name of the Company, the Company shall indemnify each Covered Person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement thereof, except that no indemnification shall be made in respect of any claim, issue or matter as to which a Covered Person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company, or for conscious, intentional or willful or grossly negligent breach of his or 2 Dans le cas de toute Procédure intentée par ou au nom de la société, la société doit indemniser chaque Personne Couverte pour les dépenses, y compris les honoraires d'avocat, effectivement et raisonnablement encourus dans le cadre de la défense ou du règlement dans le cadre de la Procéduie. Aucune indemnisation ne sera octroyée pour une réclamation, problème ou affaire pour laquelle une Personne Couverte est tenue responsable à la suite de fraude ou de malhonnêteté dans l'exercice de ses fonctions vis-à-vis de la société, ou à cause

26 her obligation to act honestly and in good faith with a view to the best interests of the Company, unless and only to the extent that a court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Notwithstanding the preceding sentence, this section shall not extend to any person holding the office of Auditor or special auditor of the Company, d'une violation consciente, intentionnelle ou volontaire ou gravement négligente de I'obligation de la Personne Couverte d'agir avec honnêteté en tenant compte du meilleur intérêt de la société, sauf et uniquement si un tribunal auquel une telle action ou poursuite a été porté détermine gu€, malgré la reconnaissance de la responsabilité, mais compte tenu de toutes les circonstances du cas d'espèce, cette Personne Couverte a équitablement et raisonnablement droit à une indemnisation de ces dépenses, mais uniquement à hauteur du montant que le tribunal jugera convenable. Nonobstant la phrase précédente, cette disposition ne s'étend pas aux personnes qui occupent le poste de réviseur ou de réviseur spécial de la société. 'Any indemnification under this Article 29 (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances because such person has met the applicable standard of conduct set forth in this Article 29. Such determination shall be made, with respect to a Covered Person (a) by a majority vote of the members of the Board of Directors who are not parties to such proceeding (referred to in this paragraph as "Non-Involved Members"), irrespective of a lack of a quorum; (b) by a committee of Non-Involved Members designated by a majority vote of the Non-Involved Members t irrespective of a lack of a quorum; (c) if there is no such Non-Involved Member, by independent legal counsel in a written opinion; or (d) by the General Meeting. To the extent, however, that any Covered Person has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, such Covered Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of 3 Toute indemnisation en vertu du présent article 29 (sauf si ordonnée par un tribunal) doit être octroyée par la société dans chaque cas dans les limites de I'autorisation sur la base d'une détermination que I'indemnisation de la Personne Couverte est appropriée dans les circonstances parce que cette personne a satisfait au standard de conduite applicable énoncé dans le présent article 29. Une telle décision concernant une Personne Couverte doit être prise (a) par la majorité des votes des membres du conseil d'administration qui ne sont pas parties à cette procédure (définis dans cet alinéa comme << Membres Non-concernés ,r), même si le quorum requis n'est pas réuni; (b) par un comité de Membres Non-concernés désignés par une majorité des votes des Membres Non-concernés , même si le quorum requis n'est pas réuni; (c) s'il n'y a pas de Membre Non-concerné, par un conseiller juridique indépendant dans un avis écrit; ou (d) par I'assemblée générale. Dans la mesure, cependant, où une Personne Couverte a gagné sur le fond ou autrement dans la défense d'une procédure, ou dans la défense de toute réclamation, problème ou affaire dans cette procédure, cette Personne Couverte doit être indemnisée pour les dépenses (y compris les honoraires d'avocat effectivement et

27 authorization in the specific case. raisonnablement encourus dans le cadre de l'affaire en question sans qu'il soit nécessaire d'avoir une autorisation dans le cas spécifique. 4 As far as is permissible under applicable law, expenses, including attorneys' fees, incurred in defending any proceeding for which indemnification is permitted pursuant to this Article 29 shall be paid by the Company in advance of the final disposition of such proceeding upon receipt by the Board of Directors of an undertaking by or on behalf of the Covered Person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company under these Articles of Association. 4 Dans la mesure permise par la loi applicable, les dépenses, y compris les honoraires d'avocats, encourus dans la défense de toute procédure pour laquelle I'indemnisation est permise en vertu du présent article 29, doivent être payées par la société avant la décision finale dans cette procédure à réception par le conseil d'administration d'une promesse faite par ou au nom de la Personne Couverte de rembourser ce montant s'il s'avère finalement que cette Personne Couverte n'a pas droit à l'indemnisation par la société en vertu de ces statuts. s It being the policy of the Company that indemnification of the persons specified in this Article 29 shall be made to the fullest extent permitted by law and the indemnification provided by this Article 29 shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under these Articles of Association, â[y agreement, âfy insurance purchased by the Company, vote of shareholders or members of the Board of Directors without a direct interest in the matter, or pursuant to the decision of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (b) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another corporation, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth with respect to a Covered Person. As used in this Article 29, references to the s La politique de la société prévoit que I'indemnisation des personnes visées au présent article 29 doit être payée dans toute la mesure autorisée par la loi et I'indemnisation prévue par cet article 29 ne sera pas considérée comme exclusive (a) d'autres droits auxquels les personnes demandant une indemnisation ou une avance des dépenses ont droit en vertu de ces statuts, d'un accord, d'une assurance souscrite pa r la société, d'u n vote d'actionnaires ou de membres du conseil d'administration n'ayant pas d'intérêt direct en la matière, ou en vertu d'une décision d'un tribunal compétent, ou autrement, soit à l'égard d'actions faites en sa capacité officielle, soit à l'égard d'actions faites à un autre titre tout en ayant une telle fonction, ou (b) du pouvoir de la société d'indemniser toute personne qui est ou était un employé ou un mandataire de la société ou d'une autre société, d'une joint venture, d'une fiducie ou d'une autre entreprise pour laquelle il ou elle travaille ou a travaillé à la demande de la société, dans la même mesure et dans les mêmes situations et sous réserve des mêmes principes concernant une Personne Couverte évoquées ci-dessus. Tel qu'utilisé dans le présent article 29, les

28

"Company" include all constituent corporations in a consolidation or merger in which the Company or a predecessor to the Company by consolidation or merger was involved.	références à la "société" comprennent toutes les sociétés ayant fait l'objet d'un regroupement ou d'une fusion dans laquelle la société ou un prédécesseur à la société a été impliqué.
[6] The indemnification provided by this Article 29 shall continue as to a person who has ceased to be a member of the Board of Directors or the Executive Committee and shall inure to the benefit of their heirs, executors, and administrators.	[6] L'indemnisation prévue par cet article 29 est maintenue à l'égard d'une personne qui a cessé d'être un membre du conseil d'administration ou du comité exécutif et sera en vigueur au bénéfice de ses héritiers, exécuteurs et administrateurs.
VI. AUDITORS	**VI. ORGANE DE RÉVISION**
Art. 30 Election, Term [1] The General Meeting shall elect, every year, an individual or corporate body that satisfies the relevant legal requirements to act as its statutory auditors (Auditors) in accordance with Articles 727 *et seq.* CO, with the rights and duties determined by law.	**Art. 30 Élection, durée** [1] L'assemblée générale nomme chaque année une personne physique ou morale qui remplit les conditions légales pour fonctionner comme organe de révision selon les articles 727 ss. CO avec les droits et les obligations prévus par la loi.
[2] The General Meeting may appoint special auditors for a term of up to three years who provide the attestations required for changes in the share capital.	[2] L'assemblée générale peut nommer des réviseurs spéciaux pour une durée de trois ans au maximum qui fournissent les attestations requises pour les modifications du capital-actions.
Art. 31 Duties The Auditors shall perform their duties to audit and report whether the accounting, the annual accounts and the proposal regarding allocation of profits are in accordance with law and the Articles of Association.	**Art. 31 Fonctions** L'organe de révision vérifie et rapporte si la comptabilité, les comptes annuels et la proposition relative à la répartition des bénéfices sont en conformité avec la loi et les statuts.
VII. COMPENSATION AND RELATED PROVISIONS	**VII. RÉMUNÉRATION ET DISPOSITIONS ANALOGUES**
Art. 32 Principles of the Compensation of the Board of Directors [1] The compensation payable to the members of the Board of Directors comprises, subject to and within the bounds of the approval by the General Meeting of the total compensation, the following elements:	**Art. 32 Principes de rémunération du conseil d'administration** [1] La rémunération des membres du conseil d'administration comprend, sous réserve et dans les limites de l'approbation de la rémunération totale par l'assemblée générale, les éléments suivants:

29

a) a fixed basic remuneration; b) a fixed committee fee for work in a committee of the Board of Directors; c) a lump sum compensation for expenses; d) a number of options or shares in the Company, as further outlined in Art. 41.	a) une rémunération fixe de base; b) des frais de commission fixes pour le travail dans un comité du conseil d'administration; c) une compensation forfaitaire pour les dépenses; d) un nombre d'actions ou d'options dans la société, comme détaillée à l'art. 41.
2 The compensation is paid in cash and in form of options or shares in the Company. The Board of Directors or, to the extent delegated to it, the Compensation, Nomination and Corporate Governance Committee shall determine grant, exercise and forfeiture conditions. In particular, they may provide for continuation, acceleration or removal of vesting, exercise and forfeiture conditions, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasury shares or by using conditional capital or the capital band.	2 La rémunération est versée en espèces et sous forme d'options ou d'actions de la société. Le conseil d'administration ou, en cas de délégation des fonctions, le comité de rémunération, de nomination et de gouvernance d'entreprise doit fixer les conditions de l'octroi, de l'exercice et de la péremption. En particulier, il peut prévoir la poursuite, l'accélération ou la suppression des conditions d'acquisition, d'exercice et de péremption, pour le paiement ou l'octroi d'une rémunération basée sur la réalisation des objectifs supposés, ou pour la péremption, dans chaque cas, dans le cas d'événements prédéterminés tels qu'un changement de contrôle ou la résiliation d'un contrat de travail ou d'un mandat. La société peut fournir les actions nécessaires par des achats sur le marché, par ses actions propres ou en utilisant du capital conditionnel ou la marge de fluctuation du capital.
3 Subject to the approval by the General Meeting, the members of the Board of Directors may receive remuneration in cash at customary conditions for advisory services rendered outside their capacity as Board member for the benefit of the Company or companies under its control. The General Meeting may approve an additional bonus for the members of the Board of Directors in exceptional cases.	3 Sous réserve de l'approbation par l'assemblée générale, les membres du conseil d'administration peuvent recevoir une rémunération en espèces dans les conditions habituelles pour des services consultatifs rendus en-dehors de leur qualité de membre du conseil pour le bénéfice de la société ou des sociétés sous son contrôle. L'assemblée générale peut approuver un bonus supplémentaire pour les membres du conseil d'administration dans des cas exceptionnels.
4 The compensation may also be paid for activities in companies that are directly or indirectly controlled by the Company and may be paid by the Company or by a	4 La rémunération peut également être accordée pour des activités dans des entreprises qui sont contrôlées directement ou indirectement par la société et peuvent

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company controlled by it.	être versées par la société ou par une société contrôlée par elle.
Art. 33 Principles of the Compensation of the Executive Committee [1] The compensation payable to the members of the Executive Committee is subject to the approval by the General Meeting and comprises the following elements: a) a fixed remuneration payable in cash; b) a performance-related remuneration payable in cash (variable); c) a number of options or shares in the Company, as further outlined in Art. 41.	**Art. 33 Principe de rémunération du comité exécutif** [1] La rémunération des membres du comité exécutif est soumise à l'approbation de l'assemblée générale et comprend les éléments suivants a) une rémunération fixe payable en espèces; b) une rémunération liée à la performance payable en espèces (variable); c) un nombre d'actions ou d'options dans la société, comme détaillé à l'art. 41.
[2] The performance-related remuneration depends on the Company's business success and the individual performance of the member of the Executive Committee based on the achievement of pre-determined targets during a business year. The Board of Directors determines annually at the beginning of each relevant business year the decisive targets and their weighting upon proposal by the Compensation, Nomination and Corporate Governance Committee. The amount of the performance-related remuneration for each member of the Executive Committee is determined by the Board of Directors and may not exceed 100 percent of the respective individual fixed remuneration for the same year.	[2] La rémunération liée à la performance dépend de la réussite économique de la société et de la performance individuelle du membre du comité exécutif sur la base de la réalisation des objectifs prédéterminés au cours d'une année d'activité. Le conseil d'administration détermine au début de chaque exercice les objectifs décisifs et leur pondération sur proposition du comité de rémunération, de nomination et de gouvernance d'entreprise. Le montant de la rémunération liée à la performance pour chaque membre du comité exécutif est déterminé par le conseil d'administration et ne peut dépasser 100 pour cent de la rémunération fixe individuelle respective pour la même année.
[3] The compensation may also be paid for activities in companies that are directly or indirectly controlled by the Company and may be paid by the Company or by a company controlled by it.	[3] La rémunération peut également être versée pour des activités dans des entreprises qui sont contrôlées directement ou indirectement par la société et peut être versée par la société ou par une société contrôlée par elle.
Art. 34 Compensation for new Members of the Executive Committee [1] If new members of the Executive Committee are appointed and take up their	**Art. 34 Rémunération pour les nouveaux membres du comité exécutif** [1] Si de nouveaux membres du comité exécutif sont nommés et prennent leur

31 position in the Company after the General Meeting has approved the maximum total compensation for members of the Executive Committee for the year in question, the new members may be paid an additional amount for the period until the next Ordinary Meeting of Shareholder. The additional amount payable to all new members of the Executive Committee may not exceed 50 percent of the respective total compensation already approved by the General Meeting. The additional compensation may only be paid if the total compensation amount that has been approved by the General Meeting for the compensation of the members of the Executive Committee is insufficient to compensate the newly appointed members. The General Meeting is not required to vote on this additional amount, position dans la société après que l'assemblée générale a approuvé la rémunération totale maximale pour les membres du comité exécutif pour I'année en question, les nouveaux membres peuvent être payés au moyen d'un montant additionnel pour la période allant jusqu'à la prochaine assemblée ordinaire des actionnaires. Le montant additionnel payable à tous les nouveaux membres du comité exécutif ne peut pas dépasser 50 pour cent de la rémunération totale respective déjà approuvé par I'assemblée générale. La rémunération additionnelle ne peut être versée que si le montant total de la rémunération qui a été approuvé par l'assemblée générale pour la rémunération des membres du comité exécutif est insuffisant pour rémunérer les membres nouvellement nommés. L'assemblée générale n'a pas à se prononcer sur ce montant su pplémentaire. 2 This additional overall compensation is understood to include any settlements for any disadvantage suffered as a result of the change of job. 2 Cette rémunération additionnelle globale est sensée comprendre tous les règlements pour tout inconvénient subi à la suite du changement de travail. Art. 35 Expenses Expenses which are not covered by the lump sum compensation pursuant to the Company's expense regulations shall be reimbursed following presentation of the supporting receipts. This additional remuneration is not subject to a separate vote by the General Meeting, Art. 35 Dépenses Les dépenses qui ne sont pas couvertes par I'indemnité forfaitaire conformément aux règlements de frais de la société sont remboursées à la suite de la présentation des reçus correspondants. Cette rémunération additionnelle n'est pas soumise à un vote séparé par l'assemblée générale. Art. 36 Compensation Agreements lAgreements on compensation with members of the Board of Directors may not exceed the term of maximal one year. Art. 36 Accords sur la rémunération l Les accords sur la rémunération des membres du conseil d'administration ne peuvent pas excéder la durée maximale d'une année. 2 Employment agreements of the members of the Executive Committee are principally concluded for an indefinite period of time whereas a notice period may not exceed 12 months. If an employment agreement is 2 Les contrats de travail des membres du comité exécutif sont principalement conclus pour une durée indéterminée. Un délai de préavis ne peut pas excéder 12 mois. Si un accord de travail est conclu pour une durée

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concluded for a fixed term such term may not exceed one year.	déterminée, telle durée ne peut pas excéder un an.
Art. 37 Mandates of a Member of the Board of Directors outside the Company [1] A member of the Board of Directors may cumulatively assume not more than the following number of mandates in the board of directors, the executive management or an advisory board, or any comparable function under foreign law, of a legal entity with an economic purpose: a) 7 mandates for publicly traded companies pursuant to art. 727 para. 1 number 1 CO; and b) 8 mandates for companies pursuant to art. 727 para. 1 number 2 CO; and c) 5 mandates for companies which do not fulfil the criteria under a) and b) above.	**Art. 37 Mandats d'un membre du conseil d'administration de la société** [1] Un membre du conseil d'administration ne peut pas cumuler plus que le nombre suivant de mandats dans un conseil d'administration, une direction exécutive un conseil consultatif ou toute fonction comparable selon le droit étranger, d'une personne morale poursuivant un but économique: a) 7 mandats pour les entreprises cotées en bourse selon l'art. 727 al. 1 chiffre 1 CO; et b) 8 mandats pour des entreprises selon l'art. 727 al. 1 chiffre 2 CO; et c) 5 mandats pour les entreprises qui ne remplissent pas les critères sous a) et b) ci-dessus.
[2] Mandates held in several legal entities each operating under the same management or same beneficial owner (Group), or at the request of a legal entity of the respective Group in a legal entity outside this Group (including pension funds and joint ventures) are deemed to be a single mandate.	[2] Les mandats exercés dans plusieurs personnes morales opérant chacune sous la même direction ou le même bénéficiaire effectif (groupe), ou à la demande d'une personne morale du groupe en question, dans une personne morale externe au groupe (y compris dans des fonds de pension et joint-ventures) sont réputés être un seul mandat.
[3] If a legal entity fulfills several of the above mentioned criteria, it can be freely counted towards any category.	[3] Si une personne morale remplit plusieurs des critères mentionnés ci-dessus, elle peut être librement attribuée à l'une des catégo-ries quelconques.
[4] The following mandates are not subject to the limitations set forth in para. 1; instead, the separate limitations hereinafter shall apply: a) mandates in legal entities which are controlled by the Company or which control the Company: unlimited; b) mandates held at the request of the Company, or companies controlled by it,	[4] Les mandats suivants ne sont pas soumis aux limites prévues à l'alinéa 1 ; au lieu de quoi, les limites suivantes seront applicables: a) les mandats dans des personnes morales qui sont contrôlées par la société ou qui contrôlent la société : illimité; b) les mandats tenus à la demande de la société ou de sociétés contrôlées par

33 for a legal entity not affiliated with the Group (including in pension funds or joint ventures): 5 mandates; c) to the extent these are undertakings with an economic purpose, mandates in non-profit organizations, associations, professional or trade organizations, foundations, or pension foundations, educational institutions and similar organizations: 5 mandates; d) mandates in structures managing the personal or family's assets of members of the Board of Directors or the Executive Committee and/or their related persons: 3 mandates. celle-ci, dans une personne morale non-affiliée au groupe (y compris pour des fonds de pension ou joint-ventures):5mandats; c) dans la mesure où il s'agit d'entreprise poursuivant un but économique, les mandats dans des organisations sans but lucratif, associations, organisations professionnelles ou syndicats, fondations ou fonds de pension, institutions de formation et organisations similaires : 5 mandats ; d) les mandats dans des structures gérant les actifs de membres du conseil d'administration ou du conseil exécutif et/ou de personnes affiliées ou de leurs familles : 3 mandats. Art. 38 Mandates of a Member of the Executive Committee outside the Company l Each member of the Executive Committee may, with approval of the Board of Directors, cumulatively assurne nôt more than the following number of mandates in the board of directors, the executive management or advisory board, or any comparable function under foreign law, of a legal entity with an economic purpose: a) 2 mandates for publicly traded companies pursuant to Art. 727 para. I number 1 CO; and b) 3 mandates for companies pursuant to Art.727 para. 1 number 2 CO; and c) 5 mandates for companies which do not fulfil the criteria under litera a) and b) above. Art. 38 Mandats d'un membre du comité exécutif en-dehors de la société 1 Chaque membre du comité exécutif peut, avec I'approbation du conseil d'administration, cumuler pas plus que le nombre suivant de mandats dans un conseil d'administration, une direction exécutive, un conseil consultatif, ou toute fonction comparable dans selon le droit étranger d'une personne morale poursuivant un but économique: a) 2 mandats pour les entreprises cotées en bourse selon I'art. 727 al. 1 chiffre 1 CO; et b) 3 mandats pour des entreprises selon I'art. 727 al. 1 chiffre 2 CO; et c) 5 mandats pour les entreprises qui ne remplissent pas les critères sous a) et b) ci-dessus. 2 Mandates held in several legal entities each operating under the same management or same beneficial owner (Group), or at the request of a legal entity of the respective Group in a legal entity outside this Group (including pension funds and joint ventures) are deemed to be a single mandate. 2 Les mandats exercés dans plusieurs personnes morales opérant chacune sous la même direction ou même bénéficiaire effectif (groupe), ou à la demande d'une personne morale du groupe en question, dans une personne morale externe au groupe (y compris dans des fonds de pension et joint-ventures), sont réputés

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	être un seul mandat.
[3] If a legal entity fulfills several of the above mentioned criteria, it can be freely counted towards any category.	[3] Si une personne morale remplit plusieurs des critères mentionnés ci-dessus, elle peut être librement attribuée à l'une des catégories quelconques.
[4] The following mandates are not subject to the limitations set forth in para. 1; instead, the separate limitations hereinafter shall apply: a) mandates in legal entities which are controlled by the Company or which control the Company: unlimited; b) mandates held at the request of the Company, or companies controlled by it, for a legal entity not affiliated with the Group (including in pension funds or joint ventures): 5 mandates; c) to the extent these are undertakings with an economic purpose, mandates in non-profit organizations, associations, professional or trade organizations, foundations, or pension foundations, educational institutions and similar organizations: 5 mandates; d) mandates in structures managing the personal or family's assets of members of the Board of Directors or the Executive Committee and/or their related persons: 3 mandates.	[4] Les mandats suivants ne sont pas soumis aux limites prévues à l'alinéa 1 ; au lieu de quoi, les limites suivantes seront applicables: a) les mandats dans des personnes morales qui sont contrôlées par la société ou qui contrôlent la société : illimité; b) les mandats tenus à la demande de la société ou de sociétés contrôlées par celle-ci, dans une personne morale non-affiliée au groupe (y compris pour des fonds de pension ou joint-ventures) : 5 mandats; c) dans la mesure où il s'agit d'entreprise poursuivant un but économique, les mandats dans des organisations sans but lucratif, associations, organisations professionnelles ou syndicats, fondations ou fonds de pension, institutions de formation et organisations similaires : 5 mandats; d) les mandats dans des structures gérant les actifs de membres du conseil d'administration ou du conseil exécutif et/ou de personnes affiliées ou de leurs familles : 3 mandats.
Art. 39 Loans and Credits The members of the Board of Directors and the Executive Committee may not be granted any loans, credits or collateral from the Company. Excepted from the above are advances in the maximum amount of CHF 500'000 per person for attorneys' fees, court and other similar costs required for the defence of third-party liability claims permitted by Article 29.	**Art. 39 Prêts et crédits** Les membres du conseil d'administration et du comité exécutif ne peuvent pas obtenir des prêts, des crédits ou des sûretés de la société. Sont exceptées les avances d'un montant maximum de CHF 500'000 par personne pour les frais d'avocat, des coûts de tribunaux et d'autres coûts similaires nécessaires à la défense d'actions en responsabilité civile autorisés par l'article 29.

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Art. 40 Pension Funds [1] The Company shall remunerate members of the Board of Directors only in respect of the employer's mandatory contributions to social insurance. Above and beyond this, the Company shall not make any contributions to pension funds or other such pension plans. In exceptional cases, contributions such as these may be made subject to a request by the Compensation, Nomination and Corporate Governance Committee and the approval of the General Meeting.	**Art. 40 Fonds de pension** [1] La société ne doit rémunérer les membres du conseil d'administration que du montant dû au titre de contributions obligatoires de l'employeur à l'assurance sociale. Au-delà de ce montant, la société ne doit pas verser de cotisations à des institutions de prévoyance ou à d'autres régimes de retraite. Dans des cas exceptionnels, des contributions comme celles-ci peuvent être faites sur demande au comité de rémunération, de nomination et de gouvernance d'entreprise, et sous réserve de l'approbation de l'assemblée générale.
[2] Members of the Executive Committee participate in the Company's pension plans (the Company's pension fund and the management pension plan). The pension plans conform to the legal requirements. For members of the Executive Committee, the insured income is defined as the fixed remuneration plus 50 percent of the target performance-related remuneration, up to the legal maximum. Equity-linked income components are not included.	[2] Les membres du comité exécutif participent aux régimes de retraite de la société (le fond de pension de la société et le régime de retraite du management). Les régimes de retraite sont conformes aux exigences légales (LPP). Pour les membres du comité exécutif, le revenu assuré est défini comme la rémunération fixe plus les 50 pour cent de la rémunération liée à la performance, jusqu'au maximum légal. Les composantes du revenu liées au capital propre ne sont pas inclus.
[3] Within the overall compensation approved by the General Meeting, the Company may make additional payments into the Company's pension funds for the benefit of members of the Executive Committee in order to cover any disadvantage suffered as a result of the change of jobs or to purchase additional pension entitlements. In this context the Company may conclude life insurance policies on behalf of members of the Executive Committee and pay the insurance premiums either fully or in part.	[3] Dans la rémunération globale approuvée par l'assemblée générale, la société pourra effectuer des paiements supplémentaires dans les caisses de retraite de la société pour le bénéfice des membres du comité exécutif afin de couvrir tout désavantage subi par suite de la modification de l'emploi ou pour acheter des droits de pension supplémentaires. Dans ce contexte, la société peut conclure des contrats d'assurance-vie au nom des membres du comité exécutif et payer en totalité ou en partie les primes d'assurance.
[4] Upon retirement, the Company may also grant members of the Executive Committee a bridging pension to cover the period between early retirement at 62 and the ordinary age of retirement, if such bridging pension does not exceed 100 percent of the total annual compensation of the respective	[4] À la retraite, la société peut également accorder aux membres du comité exécutif, une pension de transition pour couvrir la période entre la retraite anticipée à 62 ans et l'âge ordinaire de la retraite, si cette rente transitoire ne dépasse pas 100 pour cent du dernier montant de la rémunération

36 member last paid. annuelle totale payée au membre respectif. Art. 41 Option and Share Plans l Under the Company's Long Term Incentive Plan, the Board of Directors, upon proposal of the Compensation, Nomination and Corporate Governance Committee, allocates the participating members of the Executive Committee and the Board of Directors a fixed number of options or shares with a vesting or a blocking period (the vesting period). In the case of stock options, at the end of the vesting period, participants in the Long Term Incentive Plan are entitled to exercise the options granted against payment of the strike price. These options to acquire shares in the Company or allocated shares are subject to the basic principles set out in the following: a) it is the sole discretion of the Board of Directors to decide whether to allocate options or shares and to whom and to determine the valuation of each compensation element on the basis of the principles that apply to the establishment of the compensation report; b) each year, the Board of Directors, upon proposal of the Compensation, Nomination and Corporate Governance Committee, stipulates the number of options and shares to be allocated, the date of allocation and the strike price; c) each option incorporates a non-transferable, pre-emptive, and contingent right to acquire a certain number of Company's shares; d) in the case of a change of control (as defined in the Long Term Incentive Plan) or delisting of the Company's shares, the vesting period shall end (accelerated vesting) and the participant shall be entitled to exercise the options on a pro rata basis on the day the transaction that led to the chan e of control or Art. 41 Options et plan d'actions 1 En vertu du plan d'intéressement à long terme de la société, le conseil d'administration, sur proposition du comité de rémunération, de nomination et de gouvernance d'entreprise, attribue aux membres participants du comité exécutif et du conseil d'administration un nombre fixe d'options ou d'actions avec une période de vesting ou de blocage (la "Période de Vesting "). Dans le cas d'options, à la fin de la Période de Vesting, les participants au plan d'intéressement à long terme sont habilités à exercer les options attribuées contre paiement du prix d'exercice, Ces options d'achat d'actions de la société ou d'actions attribuées sont soumises aux principes de base suivants: a) il relève de la libre appréciation du conseil d'administration de décider si des options ou actions sont attribuées et à qui et de déterminer l'évaluation de chaque élément de rémunération sur la base des principes qui s'appliquent à l'établissement du rapport de rémunération ; b) chaque année, le conseil d'administration, sur proposition du comité de rémunération, de nomination et de gouvernance d'entreprise, fixe le nombre d'options et d'actions à attribuer, la date d'attribution et le prix d'exercice; c) chaque option comporte un droit non transférable, de souscription préférentielle et optionnel d'acquérir un certain nombre d'actions de la société; d) dans le cas d'un changement de contrôle (tel que défini dans le plan d'intéressement à long terme) ou la radiation des actions de la société, la Période de Vesting prend fin (vesting accéléré) et le participant est en droit d'exercer les options sur une base pro rata, le our de la transaction ui a

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delisting was executed. It is at the sole discretion of the Board of Directors to decide upon proposal of the Compensation, Nomination and Corporate Governance Committee whether the financial objectives have been met; e) the individual members of the Executive Committee or the Board of Directors participating in the Long Term Incentive Plan are responsible for paying any taxes or social security contributions and for declaring income correctly to the authorities; f) it is at the sole discretion of the Board of Directors to decide whether to supplement the Long Term Incentive Plan within the bounds of the principles set out above or to discontinue it.	conduit à un changement de contrôle ou le jour où la radiation a été exécutée. Il relève de la libre appréciation du conseil d'administration de décider, sur proposition du comité de rémunération, de nomination et de gouvernance d'entreprise, si les objectifs financiers ont été atteints; e) les membres individuels du comité exécutif ou du conseil d'administration qui participent au plan d'intéressement à long terme sont responsables du paiement de tous les impôts ou cotisations de sécurité sociale et de déclarer correctement le revenu aux autorités; f) il relève de la libre appréciation du conseil d'administration de compléter le plan d'intéressement à long terme dans les limites des principes énoncés ci-dessus ou de l'interrompre.
[2] The Company may periodically offer shares in the Company to employees as part of the Long Term Incentive Plan.	[2] La société peut périodiquement offrir des actions de la société aux salariés au titre du plan d'intéressement à long terme .
VIII. BUSINESS YEAR, ACCOUNTING, ALLOCATION OF PROFITS	**VIII. EXERCICE, COMPTABILITÉ, RÉPARTITION DES BÉNÉFICES**
Art. 42 Business Year The Board of Directors shall determine the start and the end of the Company's business year.	**Art. 42 Exercice** Le conseil d'administration détermine le début et la fin de l'exercice de la société.
Art. 43 Accounting [1] The annual accounts consist of the profit and loss statement, the balance sheet, the cash flow statement, the annex and the management report, and shall be drawn up pursuant to the provisions of the CO, particularly of Articles 958 *et seq.* CO, and the generally accepted commercial principles and customary rules in that business area.	**Art. 43 Comptabilité** [1] Les comptes annuels se composent du compte de profits et pertes, du bilan, du tableau des flux de trésorerie, de l'annexe et du rapport de gestion, et sont établis conformément aux dispositions du CO, en particulier des articles 958 ss. CO, et aux principes commerciaux généralement reconnus et aux règles coutumières dans ce secteur d'activité.
[2] If required by law, the consolidated financial statements shall be drawn up in	[2] Si requis par la loi, les états financiers consolidés sont établis en conformité avec

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accordance with the provisions of Article 962 CO.	les dispositions de l'article 962 CO.
Art. 44 Allocation of Profits [1] Subject to the legal provisions regarding distribution of profits, the profit as shown on the balance sheet shall be allocated by the General Meeting at its discretion after receipt of the proposals of the Board of Directors and the Auditors.	**Art. 44 Répartition des bénéfices** [1] Sous réserve des dispositions légales en matière de répartition des bénéfices, le bénéfice comme indiqué sur le bilan doit être alloué à la libre appréciation de l'assemblée générale après réception des propositions du conseil d'administration et de l'organe de révision.
[2] In addition to the legal reserves, the General Meeting may create supplemental reserves.	[2] En plus des réserves légales, l'assemblée générale peut créer des réserves supplémentaires.
[3] Dividends not claimed within five years after the due date shall remain with the Company and be allocated to the general reserves.	[3] Les dividendes non réclamés dans les cinq ans après la date d'échéance restent avec la société et sont attribués aux réserves générales.
IX. DISSOLUTION AND LIQUIDATION	**IX. DISSOLUTION ET LIQUIDATION**
Art. 45 Dissolution and Liquidation The dissolution and liquidation of the Company shall take place in accordance with the provisions of the CO.	**Art. 45 Dissolution et Liquidation** La dissolution et la liquidation de la société ont lieu en conformité avec les dispositions du CO.
X. NOTICES AND PUBLICATIONS	**X. AVIS ET PUBLICATIONS**
Art. 46 Notices and Publications [1] The Swiss Official Gazette of Commerce is the official publication medium.	**Art. 46 Avis et Publications** [1] L'organe de publication légal est la Feuille officielle suisse du commerce.
[2] Shareholder communications and notices to the shareholders shall be made by publication in the Swiss Official Gazette of Commerce or sent by mail or e-mail to the contacts registered in the share register.	[2] Les communications et avis aux actionnaires sont effectués par publication dans la Feuille officielle suisse du commerce ou envoyés par courrier ou e-mail aux coordonnées enregistrées dans le registre des actions.
[3] Unless the law provides otherwise, notices shall be given to creditors by publication in the Swiss Official Gazette of Commerce. The Board of Directors may assign further means of communication.	[3] Sauf si la loi en dispose autrement, les avis seront envoyés aux créanciers par publication dans la Feuille officielle suisse du commerce. Le conseil d'administration peut prévoir d'autres moyens de communication.

39 STATUTS modifiés lors de I'assemblée générale ordinaire du 11 juin 2026, I'atteste ffor